The Massachusetts Health & Education Tax-Exempt Trust (“MHE”)

77D(g)
Policies with respect to security investments

On November 10, 2011, the Board of MHE approved the removal of MHE’s non-fundamental investment policy requiring that counterparties with respect to interest rate swap, cap or floor transactions ("Interest Rate Transactions") be rated in the highest rating category of at least one NRSRO (e.g., AAA/Aaa).  As a result of this investment policy change, MHE may enter into Interest Rate Transactions with any counterparties approved by the Manager.  Such counterparties may entail a greater degree of credit risk or risk of nonperformance than counterparties rated in the highest rating category of a NRSRO (e.g., AAA/Aaa).  The Manager will seek to minimize MHE's exposure to counterparty risk by entering into Interest Rate Transactions with counterparties the Manager believe to be creditworthy at the time they enter into such transactions.  To the extent MHE engages in Interest Rate Transactions, shareholders of MHE will be dependent on the analytical ability of the Manager to evaluate the credit quality of counterparties to such transactions.  In the event of the insolvency of a counterparty, MHE may not be able to recover its assets, in full or at all, during the insolvency process.  In addition, counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements.  The foregoing investment policy amendment will not alter MHE’s investment objective.